UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c) of the
Securities Exchange Act of 1934

Check the appropriate box:

[ ] Preliminary Information Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14-c5(d)(2))
[X] Definitive Information Statement

BIOMASSE INTERNATIONAL, INC.
(Name of Registrant As Specified In Charter)

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[ ] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

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    2) Aggregate number of securities to which transaction applies:

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    4) Proposed maximum aggregate value of transaction:

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    5) Total fee paid:

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BIOMASSE INTERNATIONAL, INC.
4720, Boulevard Royal, Suite 103
Trois-Rivieres-Ouest, Quebec, Canada G9A 4N1
(819) 374-3131

INFORMATION STATEMENT
July XX, 2003

We Are Not Asking You For A Proxy And You Are Requested Not To Send Us A Proxy.

Introduction

This Information Statement, which is being mailed on or about July 18, 2003 to the holders of shares of common stock, par value, $0.001 per share of Biomasse International, Inc., is being furnished in connection with the anticipated re-organization and diversification of the Company. These changes are to be made pursuant to a Written Consent of the Majority of the Shareholders of the Company dated March 10, 2003 that authorizes a re-constitution of the Board of Directors, change of Corporate name, and the aforementioned re-organization and diversification of the Company.

In essence, the Consent calls for the dismissal of most of the current directors and the election of others with the express purpose of diversifying the Company's interests. The Board is mandated to seek out new opportunities for the Company, primarily in the energy field, but not necessarily restricted to this field. In addition, the Company will change its name to BIMS Renewable Energy Inc., reverse split its current common shares on a basis of one for sixty (1:60), and turn over the operations of the Company to a new senior management group to be named by the new Board. However, the Company will, concurrently, continue to develop a market for its proprietary "sludge-to-steam" re-cycling process.

The steps that will be taken to complete these transactions, all of which will take place in approximately the same time period, are; (1) re-constitute the Board of Directors; (2) the new Board will name new senior management of the Company and move its head office to 38-10 Place du Commerce Suite 230, Ile des Soeurs, QC Canada H3E 1T8; (3) change its corporate name to BIMS Renewable Energy Inc.; (4) and, the Company will reverse split its common shares on the basis of one new share for sixty pre-split shares.

The effective date of all these changes, which will take place after compliance with Florida corporate law and the federal securities laws, is anticipated to occur by the end of the first week of August, 2003. After this date, the present public company will have a new CUSIP and may have a new NASD Bulletin Board trading symbol.

Under Florida corporate law, all the activities enumerated above that require shareholder approval, can be taken by obtaining written consent and approval of 50.01% of the holders of voting stock, in lieu of a meeting of the shareholders. These approvals have already been obtained. No action is required by any of the minority shareholders in connection with the above activities. However, Section 14 of the Securities Exchange Act of 1934, requires that the Company to mail to all its shareholders the information set forth in this Information Statement prior to undertaking the above changes.

Additionally, and although it is not required by law, the Company intends to hold a shareholders meeting by late August, 2003, to further explain its plans and corporate goals.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Q: WHAT IS THE PROPOSED TRANSACTION?

A: Management and controlling shareholders of the Company have determined that it is in the best interest of the Company and the stockholders to re-organize and diversify the business activities of the Company.

Q: HOW WILL THIS BE ACCOMPLISHED?

A: The Company will re-constitute its board of directors and simultaneously form a new management team that has broad experience in the new directions of the company, primarily energy and related technologies. Also, to attract potential acquisitions and new venture capital to the Company, the Company must re-structure its current capitalization.

Q: HOW WILL THIS AFFECT THE STOCKHOLDERS?

A: If the Company is successful in finding acquisitions or new opportunities and in obtaining the needed funding to effect these projects, each stockholder will eventually see his shares diluted due to the issuance of new shares for new acquisitions and/or funding.

Q: WHAT OTHER CHANGES WILL OCCUR?

A: In order to create a capital structure that will be appealing to potential merger candidates and to venture capitalists, we will also implement a reverse split of our common stock in the ratio of 1:60. This means that if a shareholder owns 6000 shares of the company after the reverse split, these shares will be reduced to only 100 shares. Additionally, we will rename ourselves to BIMS Renewable Energy Inc.

Q: WHO WILL BE NEW MANAGEMENT?

A: The current president of the Company, Mr. Benoit Dufresne has resigned and the Board has engaged a new management team, headed by Mr. Abdel Jabbar Abouelouafa, as the new President.

Q: WHAT ARE THE TAX CONSEQUENCES OF THIS TRANSACTION?

A: The transaction will not be a taxable event for the stockholders.

Q: IF I OPPOSE THE TRANSACTION, DO I HAVE APPRAISAL RIGHTS?

A: No. Under Florida Law, this transaction does not give any stockholder any appraisal rights.

Q: WILL THERE BE DILUTION AS A RESULT OF THIS TRANSACTION?

A: Not immediately, but eventually the acquisition of new businesses and capital will dilute each shareholders current holdings. At this time, it is not possible to estimate the extend of the anticipated dilution.

Q: HAS THE COMPANY ALREADY LOCATED PROSPECTIVE NEW BUSINESS?

A: Yes, but all discussions are still preliminary and there is no guarantee that any acquisition or project will be consummated.

Q: WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MIGHT HAVE?

A: If you have any more questions about this information circular, you should contact David Amsel at the following address and phone number:

454 Ballantyne N., Montreal, Quebec H4X 2C9 Tel:(514) 487-8468

Q: WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE COMPANY?

A: The Company is a fully reporting issuer and information can be found in the Company's recent 10K and 10Q filings available at the Internet site that the SEC maintains at www.SEC.gov.

THE NEW DIRECTION OF THE COMPANY

The Board of Directors of the Company is of the opinion that diversifying the Company's interests into energy production, transportation, and related technologies is in the best interests of the Company and its stockholders. While this diversification will not necessarily be in only in energy production specifically, the Board feels that production of energy is a natural progression from the Company's current business of producing steam from the re-cycling of pulp and paper waste material.

However, the new Board will be mandated to seek and recommend any profitable ideas related to energy production, use, and similar technologies and to environmental issues.

As at the time of the distribution of this circular, the Company is in discussions with several potential merger or joint venture candidates, but it too early in the process to ascribe any likelihood that any of these talks will result in actual business contracts. Further information will be announced as soon as is possible.

VOTING SECURITIES

The common stock is our only class of voting securities entitled to vote for the election of directors. Each share is entitled to one vote. As at June 30, 2003, we had 87,333,793 common shares outstanding. The new Board of Directors will consist of five members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

THE BOARD OF DIRECTORS

Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified. At present, our bylaws require at least one director. As a result of the Consent of the Majority of shareholders of the Company there will be five directors. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of stockholders or until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board.

Current Directors and Executive Officers of the Company as named by consent of 50% plus of the voting shareholders.

 Our officers and directors are to be follows:

Name	Age	Position
Abdel Jabbar Abouelouafa	50	President and Director
Yves Renaud	47	Vice-President Finance and Director
Maurice Robert	53	Director
Marcel Mongrain	69	Director
Denis Durand	47	Director

Biographical information on the directors

Abdel Jabbar Abouelouafa

Mr. Abdel Jabbar Abouelouafa holds a degree in administration from Université du Québec at Trois-Rivières. He holds a master degree in second cycle from Ecole National en Administration publique (ENAP) and also has studies for Ph.D at Université de Montréal. Mr Abouelouafa was teacher and research assistant in research management in 1985-1986 at Université du Québec at Trois-Rivières and 1986-1988 at Université de Montréal. In 1988 and 1989 he was director of planning and development for Laboratoires Zunik inc. in Montreal, a corporation with principal activities in computers. In 1989, Mr. Abouelouafa founded, and until 1995 was president, of Omzar Technologies inc. a research company in computers and electronics, which has 60 employees and was doing $17 million business, annually. In 1994 and 1995 Mr. Abouelouafa became president and chaiman of the board of Cap-Tech Communications inc. a public company quoted on the Alberta stock exchange and specializing in computer technology as applied to network and communications. From 1996 to 1998 Mr. Abouelouafa has acted as strategic counselor to Sofane Tech, a public corporation on the Alberta Stock Exchange having activities in energy transformation. He also consulted for Biomasse Technologies Inc., a bio-technology corporation.

Mr. Yves Renaud, BAA, CA

Mr. Renaud, from 1997 until 2002, was a Partner at Raymond Chabot Grant Thornton, Chartered Accountants, in Montreal, Quebec. In his last position he was in charge of the R&D division of the Taxation Department. Over the last 20 years, he has been extensively involved in tax and financial consultation.

He is a former lecturer in the MBA program at École des H.É.C. of the University of Montreal. He also lectured in taxation at the same institution from 1980 to 1983, then subsequently at the Université du Québec à Montréal (UQAM) from 1983 to 1993 and, lastly, as part of the graduate tax program (Diplôme d'études supérieures spécialisées en fiscalité) (D.É.S.S.) at École des H.É.C.

A Canadian Tax Foundation (CTF) Governor from 1994 to 1997, Mr. Renaud was also Chairman of the Tax Committee of the Ordre des Comptables Agréés du Québec (OCAQ) in 1993 and 1994.

Author of a number of articles and books dealing with tax issues, he is a member of the CTF's forum committee and a member of the R&D steering committee of Canada Customs Revenue Agency.

More recently, Mr. Renaud has been interacting with venture capitalists for a number of high technology clients of Grant Thornton.

Mr. Denis Durand, Director

Mr. Denis Durand holds a Masters in Economics from University Laval. Since 1993, he has been a senior partner at Jarislowsky Fraser limited, a firm of investment consultants located in Montreal. He has also occupied various positions at well-known companies since the beginning of his career in 1973. He also sits on a few other boards of directors.

Mr. Maurice Robert, Director

Mr. Maurice Robert is a professional mechanical engineer specializing in project management. Mr. Robert has a degree in Mechanical Engineering and a Masters Degree in Arts. Since 1998 he has been president and chief executive officer of Polydex Inc., a company which specializes in international development and consulting engineering in the construction industry. From 1981 to 1998 he was an associate at VFP Consultants Inc., during which time he managed a team of 30 professional engineers and technicians and was director and technical director of the mechanical engineering department.

Mr. Marcel Mongrain, Director

Mr. Mongrain, President of Marlu inc., businessman, is best known for owning and operating, over the past 25 years, 10 McDonald's franchises, creating over 400 jobs and generating over 23 million dollars of business yearly. By establishing the very first franchise in the area, followed by 8 other locations and the very first bistro type McDonalds in Quebec, he has become a well-known and respected businessman in the Trois-Rivieres and surrounding areas.

Each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors, or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Security Ownership of Certain Beneficial Owners & Management

The following table sets forth, as of March 31,2003, information regarding the beneficial ownership of our common stock based upon the most recent information available to us for (i) each person known by us to own beneficially more than five (5%) percent of our outstanding common stock, (ii) each of our officers and directors, and (iii) all of our officers and directors as a group. Each stockholder's address is c/o the Company, 2637 East Atlantic Ave. #202, Pompano Beach, FL 33062, unless otherwise indicated.

Class	Name and Address of Owner	Amount of Shares	% of Class
Common Stock	Benoit Dufresne (1)	11,320,359	13.0
Common Stock	Gestion Sibco (1)	5,346,460	6.1
Common Stock	Jean Gagnon (1)	4,423,957	5.1
Common Stock	Societe Merivel (1)	4,535,689	5.2
Common Stock	Abdel Jabbar Abouelouafa (1)	16,190,936	18.5
Common Stock	W.A.F.A. Management (1)	16,084,072	18.4
Common Stock	Yves Renaud (1)	2,000	0.0
Common Stock	Marcel Mongrain (1)	70,000	0.1
Common Stock	Sarah Speno 1775 York Av. New York, NY	10,000,000	11.5
Common Stock	Doug Furth 714 Arbor Way, Aurora, OH	10,000,000	11.5
Common Stock	Maurice Robert 2705 Lajoie,Trois-Riviere,QC	10,000	0.0
Common Stock	Polydex 2705 Lajoie,Trois-Riviere,QC (2)	10,000	0.0
Executives Officers and Directors as a Group (5 persons)		**32,367,008**	**37.1**

(1) Uses Company's address
(2) Controlled by Mr. Robert

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ADDITIONAL INFORMATION

The following exhibits are attached to and a part of this Definitive Information Statement:

Exhibit Number	Item
99.1	BIMS Business Plan

The following forms on exhibit with the SEC are hereby incorporated as a part of this Definitive Information Statement:

Annual Report – Form 10-KSB for the period ending September 31, 2002.
Quarterly Report – Form 10-QSB for period ending December 31, 2002.
Quarterly Report – Form 10-QSB for period ending March 31, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Abdel Jabbar Abouelouafa

Abdel Jabbar Abouelouafa
Chairman of the Board

/s/ Maurice Robert

Maurice Robert
Board Member

/s/ Yves Renaud

Yves Renaud
Board Member

/s/ Marcel Mongrain

Marcel Mongrain
Board Member

/s/ Denis Durand

Denis Durand
Board Member

Trois-Rivieres, Quebec
July 21, 2003

EXHIBIT 99

BIMS **Renewable Energy Inc.**

BUSINESS PLAN

Biomass **– The total mass or amount of living organisms in a particular area or volume.**

NOTICE TO READERS

The following does not constitute an offer for sale of securities or solicitation of any offer, which can only be made pursuant to a registration statement or exemption thereof, and in accordance with the securities laws of the United States of America. Except for the historical information presented in this business plan, the plan contains "forward looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "intends", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21B of the Securities Exchange Act or 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Company. Readers should not place undue reliance on forward-looking statements. Forward-looking statements involve risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Company in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Company's business. Factors that could cause or contribute to such differences are discussed below and in the Company's Annual Report on Form 10-K for the year ended September 30th, 2002 as filed with the Securities and Exchange Commission. Further information about these risks and uncertainties that the Company' faces, can be found in its filings with the Securities and Exchange Commission, which can be accessed at **http://www.sec.gov** or at **http://freeEdgar.com**.

Table of Contents

EXECUTIVE SUMMARY

BIMS Renewable Energy Inc. (**BIMS**), a Florida corporation established in March 1999, has as its fundamental mission to profitably commercialize technologies that provide improvements to the environment while simultaneously generating much needed energy supplies, achieved mostly through the recycling of waste products.

As its first undertaking, **BIMS** offers the solution to an age-old problem that has been plaguing pulp and paper mills. Paper mills are constantly incurring higher and higher expenses to satisfy environmental restrictions regulating their disposal of waste pulp, sludge and wood residue generated by their paper production. BIMS has developed a proprietary Waste-to-Energy Process that not only removes, in an environmentally friendly manner, nearly all the pulp and paper mill's waste sludge and wood residues, but at the same time generates steam that can be used either as a heat source for the plant itself or to run a turbine to produce electrical energy. The electricity in turn can be used to operate the paper mill or sold to the local electrical utility.

Waste from these mills is currently buried at landfill sites with costs of disposal approaching $40 per metric ton. **BIMS'** process takes the this waste, burns it specially designed boilers and recycles it as usable energy – Waste-to-Energy. The mills save this expense while at the same time BIMS generates revenue by selling the steam or electricity either back to the paper mill or to the local utility at competitive rates.

The pulp and paper mill industry is expending over $250,000,000 annually for this disposal. In addition to this enormous expense, the problem is further exacerbated by the fact that the availability of landfill sites is on the decline. Government and industry are pressing for other solutions besides landfill.

To induce the pulp and paper companies to buy into **BIMS'** process, **the Company** offers an innovative and unique business model as its marketing strategy. Despite having been shown the apparent profitability and cost benefits of the **BIMS** process, saving the mills millions of dollars annually, most mills are still reluctant to expend the $5 million to $15 million dollars required to install a **BIMS'** waste treatment facility. Therefore, the Company has designed a marketing and financing model that allows **BIMS to build its waste treatment facility on the customer's site with no cash outlay by the customer!** The customer is required to enter into a fifteen to twenty year contract to buy, at competitive prices, all the steam (and/or electricity) the **BIMS** facility will produce. The facility is owned and operated by **BIMS**. This business model includes 100% debt financing by third parties and provides a substantive profit margin for **BIMS.** At the end of the financing period **BIMS** will have paid for the facility and all the equipment, the customer (paper mill) has the option to either continue paying for the steam/electricity or buy the waste treatment facility outright from **BIMS**. Either way, **BIMS** stands to make additional profits. Further, in many cases the amount of steam production from the sludge may exceed the paper mill's needs and **BIMS** will then transform that excess capacity into electricity and then sold to the local electric utility company.

While **BIMS** has secured methods to finance 100% of the cost of the equipment and its installation and is responsible for this debt, the agreements with the mill do not require the customer to guarantee the financing.

BIMS' persuasive marketing strategy can be summarized as follows:

1.   **Zero cost to the customer. During** the contract term, the customer receives all the benefits and cost savings of the technology with no capital outlay. Customer is never obligated to buy the facility.
2.   100% of cost is financed by third parties. No capital outlay by **BIMS**.
3.   Built in profit to **BIMS** – Customer agrees to buy steam (and/or electricity) produced by the process for the length of the contract. **BIMS** builds in profit over the life of the contract.
4.   End of contract profits – At the end of the contract, the customer can choose to buy the system or the customer can continue to buy the steam (resulting in additional annual profits for **BIMS** as the customer continues usage of the facility).

Over the next five (5) years, the Company's technology has the potential to become the standard sludge waste to energy conversion process. As set as its initial goals to build, own and operate (B.O.O.) **a minimum of nine (9) plants, four (4) in the United States, one (1) in Canada, and four (4) in Europe, for a total of approximately 70 MW**. **BIMS** will licence its technology to established industrial partnerships.

BACKGROUND/HISTORY

During the period 1997 to 1999, prior to the incorporation of **BIMS**, the principals behind the **Company** expended time and resources to develop the process that was subsequently sold to **BIMS.** They engaged Ecole Polytechnique de Montreal (affiliated with the University of Montreal) to evaluate the technology now marketed by **BIMS**. The final report by the Institute found no technology risk and validated the principal of the process. As stated in the conclusion of their report,

"A review of the current methods of energy-related recycling of pulp and paper wastes has brought to light shortcomings present in systems currently used. The main advantage of the approach developed by **BIMS** is the flexibility with regard to the selection of combustion techniques combined with the moisture content and particle size uniformity of the dried fuel produced from the wastes. **Process flexibility will place BIMS technology in an enviable position with regard to competing technologies in the target area of energy-related recycling of pulp and paper wastes."**

In 1999, the principals incorporated the **Company** in the state of Florida. The **Company** then acquired the intellectual property and rights to the Waste-to-Energy processes, undertook a small financing to provide working capital, and commenced commercialization procedures.

In April 2001, the common stock of the **Company** was accepted for quotation on the NASD Bulletin Board system trading under the symbol **BIMS.**

To strengthen its ability to provide state-of-the-art facilities, **BIMS** cemented a strategic alliance with McBurney of Georgia, a long established firm in the boiler manufacturing industry.

The first customer of the process was signed in 1999 with Tripap, a Quebec based pulp and paper firm. Unfortunately the contract was never realized, as shortly thereafter Tripap was declared insolvent and has since gone out-of-business.

More recently, after successful feasibility studies, **BIMS** has signed a Protocol of Entente with Great Northern Paper of Maine, to implement a BIMS process on their site. The Entente anticipates, at a cost of $10 million, revenues of $40 million over a period of ten years. The final contracts are awaiting the placement of the debt financing required to actualize a **BIMS** recycling plant.

In addition, Kruger Paper in Bromptonville, Quebec has requested feasibility studies to implement a plant to produce both steam and electricity.

Also, the Paperboard division of Cascades Paper has paid the **Company** over $100,000 to produce a feasibility study for their plant at Jonquieres, Quebec. The results were positive and the **Company** is working with Paperboard to reach an agreement on a **BIMS** recycling plant.

In November 2002, new administration and management were installed and the mission of the **Company** was expanded to include all energy producing technologies related to environmental and pollution control issues.   In this regard **BIMS** has acquired certain rights to a process treating the bacterial content of landfill to produce methane for further re-cycling into energy (heat or electricity).

BIMS' TECHNOLOGY

The Challenge

Industrial activity invariably produces all types of industrial waste products. The vast majority of these waste products are currently buried at great costs. A major portion of these solid wastes contains an organic factor that has interesting energy recovery potential. The production of energy using these wastes often leads to significant economies in terms of traditional fuels.

Combining these economies with the reduction of the cost of landfill often covers the financing cost of installing an energy-related recycling system. The technological process and know-how of **BIMS** fit into this context and the pulp and paper industry provides a good example to illustrate the economical and environmental advantages of waste recycling.

The pulp and paper industry produces, through its activities, enormous amounts of residuary sludge. This sludge is currently buried and this practice represents a disposal method that has a major impact on the environment. Due to the harsh regulations concerning the burial of waste sludge, its disposal has become increasingly costly. Current regulations stipulate that landfill sites must be impermeable and that the lixivium (liquid effluent) from the sludge must be absorbed and treated to prevent soil and ground water contamination.

The costs related to management and development of landfill sites as well as the transport costs of sludge that have a high water content, have led the pulp and paper mills to consider alternatives to landfill. The problem with landfill is that the organic substances found in sludge decompose once buried, leading to the formation of foul smelling compounds, that constitute a major source of pollution for neighboring population centers. This pollution contributes to the urgent need to find alternatives to landfill.

Energy-related recycling of the residual sludge enables the mills to exploit the sludge's organic factor by converting it into a usable energy source to produce steam. This approach reduces the volume of residues to be buried by 90%. Clay contained in the sludge can also be recovered once freed of its water content and organic factors, and can be reused in the paper production process.

Before the **BIMS** technology was applied to this problem, mills tried to use their conventional combustion systems for sludge combustion. These approaches failed mostly because these systems were not well suited, or simply inadequate for sludge combustion. Conventional methods to burn the waste decrease the mill's boiler capability to produce steam. The high water content in the sludge forces the boiler to consume high amounts of natural gas or oil. There are higher maintenance costs due to ash clogging in the boiler grate and there is an increase in particle emissions and slag.

The Solution

BIMS offers a technological process, which supplies answers to compensate the shortcomings in the currently used methods of energy-related recycling of pulp and paper wastes.

The key to the success of **BIMS**' technological process lies in its ability to dry the sludge first before burning it. This is done by an innovative process of suspension of each particle of the waste that pre-dries the waste before their injection in the combustion chamber.

First, a sludge dryer specially designed for the evaporation of the water content of the sludge is utilized. The dried sludge is fed into a combustion chamber that converts the organic factor contained in the sludge and waste into combustion gases, thus minimizing the production of ashes, which would clog the chamber. The combustion gases are fed into a steam boiler to produce steam and are also used to dry the waste products. Thus the combustion in suspension of the waste using the combustion energy to make steam is used for heating and drying and operating other machinery in the mill. This is the principal of Waste-to-Energy. The genius of the technological process is the methods of drying using suspension and the combination of the drying and the combustion of the waste.

Depending on the type of mill and the equipment used, the sludge can be transported into the combustion chamber by mechanical, pneumatic, or shaftless screw conveyor belts, and/or via a sludge pump. **BIMS** will incorporate into its technological process the sludge transportation method best suited to the individual pulp and paper mill.

The drying process is very important to the whole concept. Sludge is mixed and dried to obtain a brittle mixture. A feed hopper meters the sludge to a particle disintegrator equipped with rotating knives. The disintegrator shreds the sludge cakes and disperses them in the rising hot airflow circulating in a venturi tube. The sludge is dried in suspension in a ring duct and is separated by a centrifugal separator. This separator re-circulates the partially dried sludge in the ring dryer while the dried sludge is carried away by exhaust air. Sludge particles therefore twirl in the ring until the desired dryness is achieved. The drying gases originate from the exhaust fumes of the process's boiler. A wet scrubber then purifies drying gases of their fine particles before being discharged into the atmosphere.

The dried sludge and shredded waste mixture is mixed and transported to the feed hopper of the chamber that consists of a biomass burner, an uniquely designed adjustable grate and an ash removal system.

The burner is in fact a pneumatic biomass injector coupled to a natural gas ring burner. This burner preheats the combustion chamber before biomass injection. It is used to ignite the flame when the biomass is injected. A portion of the pneumatic transport air is tangentially injected to create a helicoidal movement, which promotes turbulence and mixing.

With this method, the fine particles contained in the biomass waste mixture are burned in suspension. Combustion takes place everywhere in the chamber, therefore never subjecting the residue particles to the extreme temperature of a burner flame. Thus the melting temperature of the clay contained in the sludge is never reached which minimizes the risk of clogging on the inner walls of the chamber and on the grate.

The larger particles are rapidly burned on the adjustable grate. This grate is equipped with gears attached to constantly rotating shafts. The rotating movement of the gears forces the ashes through the grate. The grate is designed to inject the combustion air, which is fed through the grate, at very high speeds in order to create high turbulence and good combustion conditions.

The surface velocity of the chamber has been established to minimize fly ash. The grate is cooled by a flow of cooling water in the center of the different driving shafts. The surface of the grate is also cooled by convection of the flow of combustion air.

The ashes and clay, which fall under the grate, are also cooled by combustion air. The ashes fall into a water-cooled multiple-screw bottom that evacuates the ashes to the bottom of the chamber where a main screw continuously conveys the ashes from the chamber. The ashes are then introduced into the ash removal system. The chamber is completely covered with fire-resistant material. Ashes and clay are then evacuated by a wet conveyor system. The closed water circuit of the wet conveyor system does not create new water waste.

The entire system produces limited ash, has excellent environmental performances, maximizes energy production per unit of mass of waste used, has flexible size standardization and operating conditions, and is simple to maintain and very simple to construct.

Industry's Major Concerns

While there will always be a demand for pulp and paper products, the pulp and paper industry is facing some major problems such as using recycled materials cost-effectively, meeting environmental regulations, and reducing energy and operating costs. Other pressures include the diminishing amount of land available for tree farms and landfill, and a lack of capital for carrying out long-term research and development projects.

To compete in today's environment, pulp and paper companies have to satisfy the following four conditions:

Lower Production Costs – **BIMS**' process aims to considerably reduce residues and landfill management costs, and to recycle these residues in a practical form – steam and power generation at low costs.

Market Diversification – to compete in Asia and Europe (the fastest growing markets) mills have to cut production costs to price their products in parity with global competitors.

Product Diversification - New types of paper have to be developed to meet increasingly demanding needs of consumers.

Meeting Environmental Regulations – Pulp and paper plants are on the constant lookout for alternatives and cheaper methods of disposal of waste. **BIMS'** process produces several environmental advantages: reduction of the total amount of traditional non-renewable fossil fuels used in the plant (**BIMS** generates steam to replace oil and gas); elimination of methane gas emission in landfills which is believed responsible for some of the greenhouse effect and elimination of problems related to odorous emission of landfills.

The Sludge Problem

The production lines at the mills generate myriad by-products that exit the mill in waterborne, airborne or solid forms. As mills reduce their emissions of either airborne particles through the installation of stack scrubbers or waterborne particles and oxygen-consuming solutes through clarifiers and secondary treatment systems, more and more of these by-products end up in the solid residue stream called waste sludge. All this equipment needed for handing the cleaning of emissions creates a need for cheap energy.

Through its various activities, mills produce enormous amounts of waste sludge. Currently, waste sludge is mostly buried, and this practice represents a disposal method that is both costly to the mills, and has a major impact on the environment. Landfill not only consumes valuable space, but may also lead to long-term leaching problems because it contains decomposed organic substances forming noxious gases that contain strong smelling compounds that constitute a major source of pollution to the environment. Due to severe regulations covering the burial of these wastes their disposal has become increasing costly.

Add to these problems the transport costs of the high water content sludge has and the fact that approximately one-half of the industry's landfill sites have less than a few years capacity remaining and 80% had less than ten years capacity remaining, led the pulp and paper mills to consider alternatives to land filling.

BIMS' Solution to Sludge Elimination

BIMS' ability to reduce these costs by transforming solid organic wastes into steam and electricity minimizes the cost of waste disposal because the waste is nearly eliminated by a process that produces the energy (steam) to drive all the equipment.

BIMS can accomplish all this because the waste sludge contains organic matters that, when processed under **BIMS**' technology, has an attractive economical energy recovery potential. Energy production from organically rich sludge is now considered an important environmental policy for all paper and pulp mills throughout the world.

BIMS' "solution" reduces 90% of the volume of the residue to be buried, and produces more than enough energy to accomplish the task. Compare this to the use of fossil fuels like oil that are not renewable and also cause their own environmental emission issues.

Steam is the most convenient source of energy that is used in pulp and paper plants for heating, drying or for any other energy-intensive process.

The Economies of the BIMS System

BIMS presents its process to the mills by proving that it can sell the steam produced from sludge (or any other finely divided or dividable solid waste) at a competitive price in comparison with the pulp and paper mill's production of steam using oil or gas fuels. In this way, the economies linked to sludge burial are translated into net economies for the pulp and paper mill.

The technological process is very flexible and easily adapts itself to the individual conditions of each pulp and paper mill. The combustion chamber can be adapted for a mixed combustion of wood wastes such as bark, shavings, sawdust, etc. The whole process can use steam, natural gas, or heavy oil. The amount of steam produced by the process can reach more than 90,000 kilograms of steam per hour.

Pricing is set on the basis of 1,000 lbs. of steam and the amount of produced and delivered power (kWh) and will be dependent on each mill's guarantee to buy a minimum amount of steam (and kWh) and provide a minimum constant mass flow of waste sludge and wood residue.

BIMS will sell the steam to the pulp and paper mill at a price that has been established talking into consideration that the mill guarantees to buy a minimum amount of steam from **BIMS**. The sales price of the steam is based on the confirmed investment and operating costs, as well as the financing costs of the project for **BIMS**. The sales price of the steam will also take into account the elements supplied by the pulp and paper mill. These elements could include stocking yards, exhaust chimneys, main-power to operate the system, and what treatment and processing equipment the mill already has on hand.

Due to union regulations, **BIMS** will be unable to have its employees operate the system but will instead train and provide the qualified personnel to the mill to operate the system as mill employees. The expenses of these employees will be charged back to **BIMS** and calculated and incorporated into the pricing of the steam. Therefore **BIMS** designs the process on a customized basis to fit the needs and requirements of the mill. **BIMS** then subcontracts the manufacturing and installation of the equipment.

Finally **BIMS**'s team of experts perform process start-up and train the mills employee to operate the system. All the mill has to do is pay the salaries of the **BIMS**-trained employees, conform to all environmental permits necessary for the operation of the system, and provide the necessary utilities and other components that may be used in the system economically. **BIMS** remains the legal owner of the process and contractually sells the steam to the mill over the life of the contract, which will enable it to achieve a return on its investment and a profit. At the end of the contract, **BIMS** will either sell its equipment to the mill or continue to sell steam to the mill. **BIMS** completely finances 100% of each recycling waste project with outside equipment financing that covers all hard and soft costs. To assist in obtaining 100% financing, each mill will guarantee the contract.

BIMS provides a potential customer with a **turnkey solution to their waste sludge problem. BIMS** designs all the facilities and equipment, installs it, and if necessary operates it for the customer. All the costs including installation are 100% financed by **BIMS**. Consider these factors:

There is no investment cost and only minimal operational costs that can be shared by the mill and **BIMS**.

There is a reduction of more than 90% of the mill's solid waste that needs to be buried. Add to this an extensive reduction of the management cost of landfill, sludge-transportation, and handling costs.

Reduction of maintenance costs of old conventional inadequate methods of using the mills own boilers to burn the sludge.

Increase in total efficiency of the operation by the ability to use available flue gases of the mills own boilers to produce steam to operate the process.

Reduction of the total amount of traditional non-renewable fossil fuels necessary to operate the mill.

Complete elimination of odorous methane emission in landfill.

BIMS's environmentally friendly Waste-to-Energy Process is the pulp and paper industry's most practical and efficient waste and sludge treatment system. The market revenue potential is in the hundreds of millions. With its turnkey, 100% financing marketing strategy, **BIMS** is an extraordinary investment opportunity.

Marketing and Projects Under Development

BIMS initially will concentrate on the North American pulp and paper companies. To target the firms with the most profit potential, **BIMS** has contracted with the engineering firm, McBurney of Norcross, Georgia. Using publicly available data along with the assistance of McBurney, **BIMS** has created a list of likely candidates for its technology and has determined which firms would produce the most profitable projects.

The marketing strategy is to offer each prospect a feasibility study of the profitability of **BIMS**'s Waste-to-Energy technology. In collaboration with McBurney, **BIMS** has developed a questionnaire soliciting information from the most likely potential customers on their solid waste management and current disposal practices. An analysis of the questionnaire results in a feasibility and profitability study, which is paid for by the customer. A subsidiary of Cascades Inc., Paperboard Industries Inc. paid $60,000 for such a study and will pay an additional $20,000 for additional consulting. **BIMS** has created a sales tool out of the feasibility and profitability study to conclude the long-term contract for its energy generation and waste disposal technology.

The Company has also already created a feasibility and profitability study for Great Northern Paper Company ("GNP"). Based on the very positive conclusions of this study, **BIMS** could realize a ten year contract to sell $47,000,000 worth of steam to Great Northern Paper while the estimated cost to build and install the technology would be approximately $10,000,000.

The Company has also completed a profitability study for GNP and Paperboard Jonquiere of Jonquiere, Quebec and is close to finalizing a ten-year contract. Cost of the equipment and installation for GNP and Paperboard is estimated to be approximately $16,000,000.

Discussions with other mills such as Kruger Paper in Bromptonville, Quebec are in process at this moment. **BIMS** intends to capitalize on the fact that pulp and paper companies often operate several plants in the same state or geographic region. Once the Company's process has been installed in one plant and its benefits become clear, the installation of the process in other plants of the same paper company can reasonably be expected.

Once established in the pulp and paper industry in North America, an industry that includes over 500 mills, **BIMS** intends to offer its process to the wood processing industries such as saw mills and furniture manufactures. After realizing a few projects in North America, **BIMS** expects to expand its market to other continents as opportunities are offered. In the long run, **BIMS**'s proprietary process has applications in other areas such as drying and elimination of municipal solid waste.

Competition

The Company believes that the combination of its improved steam generating process, and its "turnkey" business model has no direct competition.

There is a very costly process for the treatment of sludge called "fluidized bed" from two manufacturers, Babcok & Wilcox and Fuster Willer but these processes cost approximately four times **BIMS**'s process and their annual cost of maintenance is very high.

McBurney has a combustion-in-suspension process similar to **BIMS.** However, the **Company** believes that its process is much less expensive and has a very low cost of annual maintenance. Further, McBurney seems interested in only selling its equipment and not in the steam that flows from the process. Thus, to effect a sale, McBurney requires a large capital investment from the mill. The advantage of **BIMS** is its turnkey concept where the paper mill makes no major investment and saves money from the process. In addition, **BIMS** has signed a strategic alliance with McBurney with a limited exclusivity clause, so that their specialized boilers used in the process, that are uniquely designed and built by McBurney, are available to **BIMS** exclusively when sold to any Canadian mills initially contacted by the Company.

Management and Board of Directors

Mr. Abdel Jabbar Abouelouafa, Chairman and President

Abdel Jabbar Abouelouafa holds a degree in administration from Université du Québec at Trois-Rivières. He holds a master degree in second cycle from University of Trois-Rivieres and also had studied for a Ph.D at University of Montreal. Mr Abouelouafa was a teacher and research assistant in research management during 1985-1986 at Université du Québec at Trois-Rivières and 1986-1988 at University of Montreal. In 1988 and 1989 he was director of planning and development for Laboratoires Zunik inc. in Montreal, a corporation with principal activities in computers. In 1989, Mr. Abouelouafa founded, and until 1995 was president, of Omzar Technologies inc. a research company in computers and electronics, which has 60 employees and had $17 million in revenues, annually. In 1994 and 1995 Mr. Abouelouafa became president and chairman of the board of Cap-Tech Communications inc. a public company listed on the Alberta stock exchange and specializing in computer technology as applied to network and communications. From 1996 to 1998 Mr. Abouelouafa acted as strategic counsellor to Sofame Tech, a public corporation on the Alberta Stock Exchange having activities in energy transformation. Since 1999 he has been available to consult for Biomasse International Inc, Newtech Brake Corporation and GIE Technologies Corporation on strategic planning and financial affairs.

Mr. Yves Renaud, CA, Chief Financial Officer and Director

Mr. Renaud was a Partner in charge of R&D division of the Taxation Department at Grant Thornton, Chartered Accountants, in Montreal. Over the last 25 years, he has been extensively involved in tax and financial consultation. He is a former lecturer at École des H.É.C. in the MBA program. He also lectured in taxation at the same institution from 1980 to 1983, then subsequently at Université du Québec à Montréal (UQAM) from 1983 to 1993 and, lastly, as part of the graduate tax program (Diplôme d'études supérieures spécialisées en fiscalité) (D.É.S.S.) at École des H.É.C. A Canadian Tax Foundation (CTF) Governor from 1994 to 1997, Mr. Renaud was also Chairman of the Tax Committee of the Ordre des Comptables Agréés du Québec (OCAQ) in 1993 and 1994. Author of a number of articles and books dealing with tax issues, he is a member of the CTF's forum committee and a member of the R&D steering committee of Canada Customs Revenue Agency.

More recently, Mr. Renaud has been dealing with Venture Capitalists for a number of clients of Grant Thornton involved in High Technology.

Marcel Mongrain, Director

Mr. Mongrain, President of Marlu Inc., businessman, is best known for owning and operating, over the past 25 years, 10 McDonald's franchises, creating over 400 jobs and generating over $23 million in business yearly. By establishing the very first franchise in the area, followed by 8 other locations and the very first bistro type McDonalds in Quebec, he has become a well-known and respected businessman in the Trois-Rivieres and surrounding areas.

Denis Durand, Director

Mr. Denis Durand holds a Masters in Economics from University Laval. Since 1993, he has been a senior partner at Jarislowsky Fraser limited, a firm of investment consultants located in Montreal. He has also occupied various positions at well-known companies since the beginning of his career in 1973. He also sits on a few other boards of directors.